NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

May 11, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)

Responses to the Letter Dated April 27, 2012 regarding

Form 20-F for Fiscal Year Ended May 31, 2011 (“2011 Form 20-F”)

(File No. 001-32993)

Dear Mr. Spirgel, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated April 27, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The comments are repeated below and followed by the responses thereto.

General

1.	For each comment below, please provide a full analysis and discussion of the subject of the comment and the statements made in each response.

The Staff’s comment is duly noted and the Company has provided a full analysis and discussion of the subject of the comment and the statements made in each response below.

Risk Factors, page 5

Risks Related to Our Corporate Structure, page 13

2.	Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over your corporate chops, seals or other controlling non-tangible assets. Disclose which individuals hold these items and who maintains control over the use of any corporate chops for each entity. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets. Lastly, discuss any designated legal representative that has legal authority to use the chops identifying the related entity.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company considers the control over its corporate chops, seals or other controlling non-tangible assets to be part of its overall internal control practices. The Company has maintained an effective internal control system and always has total control of its corporate chops or seals. Therefore, the Company does not believe the possession, security and control over its corporate chops, seals or other controlling non-tangible assets involve a material risk.

However, in response to the Staff’s comment, the Company proposes to include in its future Form 20-F filings the following risk factor disclosure:

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant Administration of Industry and Commerce, or AIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department, and use of finance chops must be approved by our finance department.

The chops of our subsidiaries and affiliated entities are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representative of each of our PRC operating subsidiaries and our PRC operating affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and PRC affiliated entities are members of our senior management who have signed employment agreements with us under which they agree to abide by various duties they owe to us.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the departments heads of the legal or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor such employees and the designated legal representatives, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or affiliated entity with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s violation of the fiduciary duties to us.

If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Our Corporate Structure, page 13

3.	We note your response to comment two from our letter dated April 2, 2012. Please address the following points related to the recent transfer of equity interests in your VIE to one shareholder, an entity controlled by your Chairman and Chief Executive Officer:

•

Please revise your disclosure under the proposed risk factor to include detailed disclosure discussing the controlling interest your Chairman and CEO has in the entity now holding the equity in your VIE, which was then pledged to Beijing Hewstone and Beijing Decision. Please state the name of the sole shareholding entity in New Oriental China and disclose the shareholders of that entity and the percentage of shares held by each shareholder. Confirm that all shareholders of that entity, the aggregate holding 100% shares of that entity that holds 100% shares of the VIE, are signatories to the new equity pledge agreement pledging the equity of the VIE to the WFOE.

The Company respectfully advises the Staff that after the equity transfer, the sole shareholder of our VIE, New Oriental China, is Beijing Century Friendship Education Investment Co., Ltd., or Century Friendship. 80% of Century Friendship’s equity interest is held by Mr. Michael Minhong Yu, the Company’s founder, Chairman and Chief Executive Officer, and the remaining 20% is held by Ms. Bamei Li, Mr. Yu’s mother. The Company will disclose the foregoing information in its future Form 20-F filings.

Ms. Bamei Li is the signatory who signed the equity pledge agreements on her capacity as the legal representative of Century Friendship. Ms. Li and Mr. Yu, however, did not sign the agreements in their individual capacities because they are shareholders of Century Friendship, not shareholders of the VIE. In their individual capacities, Ms. Li and Mr. Yu signed the shareholders resolutions of Century Friendship approving the entering into the agreements by Century Friendship.

•

Please advise whether the new equity holder of the VIE entered into assignments for all other agreements previously existing between the other holders of the shares of the VIE and the WFOE, prior to the transfer of the equity to the new holder.

The Company respectfully advises the Staff that in connection with the transfer of the equity in the VIE to Century Friendship, Century Friendship, the new shareholder of the VIE has entered into new call option agreements, powers of attorney and equity pledge agreements with Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Wisdom Career, each a wholly-owned subsidiaries of the Company (collectively, the “WFOEs”) to replace the previous agreements entered into by the VIE, the other holders of the equity in the VIE and the WFOEs.

•

Also, please explain the reporting requirements in the Cayman Islands, if any, regarding the transfer of equity in your VIEs to a single, related party shareholder. Disclose the date of the transfer and explain your consideration of SEC reporting requirements for same.

The Company respectfully advises the Staff that the referenced final equity transfer agreements were executed on April 23, 2012 and were registered with the local counterpart of State Administration Industry and Commerce in Haidian District of Beijing (“SAIC Haidian”) on May 7, 2012.

The Company respectfully advises the Staff that under the Cayman Islands law, a Cayman Islands company is not required to make any filing for any change in the shareholders of its consolidated affiliated entities.

The Company did give consideration to whether the transfer of the equity in the VIE to a single related party to serve as the nominee shareholder required enhanced disclosure, or notification to the shareholders via a Form 6-K. Form 6-K states:

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

For the following reasons, the Company did not believe that the change in shareholders of the VIE was a material event to the Company, or that it would result in any material or substantive change to the Company’s operations:

(i) The transfer of equity in the VIE does not, in any way, diminish the Company’s effective control over the VIE. As the Company has disclosed in its 2011 Form 20-F, the prior and existing shareholders of the VIE have entered into a series of contractual arrangements with the Company, through which the Company exercises effective control over the VIE and its subsidiaries. All prior and existing shareholders are bound by the agreements they have entered into and have tendered the effective control and their rights as shareholders to the Company. Therefore, the transfer of equity interest of the VIE among nominee shareholders does not have any negative impact over the Company’s ability to effectively control the VIE and its subsidiaries, or its ability to receive substantially all the economic benefits of those entities.

(ii) The change of the VIE nominee shareholders does not result in any effective transfer of any assets from the Company or its VIE to any related party, and therefore, it does not have any impact on the balance sheet, cash flow or statement of operations. As discussed in (i) above, because the Company’s effective control over the VIE and its subsidiaries did not change before and after the change of the VIE nominee shareholder, the equity transfer among nominee shareholders does not have any accounting impacts.

•	Elaborate to explain in detail how this transfer works to “further strengthen” your corporate structure. Disclose the business purpose and desired effect of the transfer.

The Company respectfully advises the Staff that it initiated, planned and executed the transfer of equity with the sole purpose of further strengthening its corporate structure, after consulting with its external PRC and US counsel. Prior to the equity interest transfer, the VIE has ten nominee shareholders, including Century Friendship. The other nine shareholders of its VIE before the equity transfer included former employees who have ceased to have any meaningful shareholding in the Company. The Company’s contact with many of these prior nominee shareholders was infrequent and limited. Although the Company does not have reasons to believe that any of them will act in a way that is detrimental to the Company, the Company recognizes that these nominee shareholders’ personal interests and the Company’s interests are not as aligned as they used to be. The Company views that the interests of its Chairman and Chief Executive Officer are more aligned with the Company, given the significant beneficial ownership the Chairman and Chief Executive Officer has in the Company and his ongoing employment with the Company. Therefore, the VIE equity transfer is not an act of a related party taking assets from the Company; rather, it is an internal reorganization to address the change of relationship between the nominee shareholders of the VIE and the Company during the past several years.

•

Disclose the details of which SAIC office and province with which you plan to register the new equity pledge. Please explain in detail the steps you have taken toward securing registration and the steps remaining.

The Company respectfully advises the Staff that it has completed the registration of the equity pledge with SAIC Haidian.

In order to complete the registration of the new equity pledge agreement, the Company took the following steps:

(1)	completed the annual review of New Oriental China with SAIC Haidian;

(2)	prepared all necessary filing documents for the registration and had them signed by all relevant parties, including the following:

a.	the equity pledge registration application;

b.	a copy of register of shareholders, which certified Century Friendship as a shareholder and recorded its equity interest;

c.	the new equity pledge agreement;

d.	the business licenses of Century Friendship and the WFOEs.

(3)	passed the online filing of the registration;

(4)	physically submitted the filing documents to SAIC Haidian; and

(5)	obtained a registration notice for the equity pledge from SAIC Haidian.

•

Please advise whether or not your registration of the equity pledge agreement is considered timely under the equity pledge agreement, all other relevant agreements on point, and applicable regulations and the risks posed by delay in registration of same.

The Company respectfully advises the Staff that Century Friendship entered into amended equity pledge agreements in December 2011 when it became the sole nominee shareholder of the Company’s VIE and pledged all of the equity interests it held in the VIE to the WOFEs. The equity pledge agreements were subsequently revised and refined to incorporate the comments received from SAIC Haidain, and the final equity pledge agreements were executed on April 23, 2012. The Company confirmed that the registration of the new equity pledge agreements was timely since the final equity pledge agreements were executed on April 23, 2012 and the registration with SAIC Haidian was completed on May 7, 2012, which are in compliance with the requirements that equity pledge agreements registrations should be filed within 30 business days following the execution of such equity pledge agreements.

•

Additionally, we note the new equity pledge registration is expected to be complete next month. On a supplemental basis, please provide this equity pledge agreement and any supporting agreements to this change in equity holdings within your VIE structure.

In response to the Staff’s comment, the Company proposes to include in its future Form 20-F filings the following disclosure concerning the equity pledge agreements and file as exhibits the form of the equity pledge agreements and the supporting agreements relating to this change in equity holdings of the VIE:

“Pursuant to the equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship, Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Wisdom Career Software Technology Co., Ltd., or Beijing Wisdom Career, (collectively, the “Pledgees”), Century Friendship agreed to pledge its equity interests in New Oriental China to the Plegdees to secure New Oriental China’s or its subsidiaries’ performance of their obligations under the relevant principal agreements, including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of the Pledgees.”

In response to the Staff’s comments, the Company is supplementally providing, as exhibits to this letter the forms of (1) new equity pledge agreement, (2) option agreement, and (3) power of attorney. The agreements with each of the WOFEs are substantially identical in all material respects and thus the Company is only providing a form for each of these agreement pursuant to Item 601 of Regulation S-K.

•	Tell us specifically what amounts of cash and value of other assets are securitized by the equity pledge agreement to date.

The Company respectfully advises the Staff that the equity pledge agreement secured all debts and liabilities arising from the relevant principal agreements, rather than limited to any specific amount of cash and value of other assets.

The Company acknowledges that it is required by SAIC Haidian to provide the amount of debt in the application form when filing the equity pledge registration documents and the Company indeed included the RMB amount of the registered capital of the VIE in its application. However, the equity pledge agreements expressly provide that the equity being pledged thereunder shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal agreements, and shall not be limited by the RMB amount of the registered capital of the VIE. The Company believes that the fact that it was required by local SAIC to include an RMB amount in the application form would not affect or alter the validity of the equity pledge which has been perfected by registeration with SAIC Haidian.

•

Explain the difference in rights when pursuing security interests under the equity pledge agreement for a registered equity pledge versus an unregistered, or unperfected equity pledge agreement. We note that you cannot acquire the pledged equity interest directly if you choose to enforce the pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interests to a pledgee when the pledgee chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures. It appears that if the equity pledge agreement were properly registered and thereby effective, any losses incurred by you would be compensated from the proceeds of enforcement of the pledged equity interest prior to those unsecured debts. Alternatively, an unregistered unsecured claim, with an unregistered equity pledge agreement would necessarily be pursued through the local PRC courts. Please disclose the steps and risks involved for a pledge pursuing security interests in each scenario.

The Company respectfully advises the Staff that because its new equity pledge was perfected by registeration with SAIC Haidian pursuant to PRC law and has already become effective as a security property right.

According to PRC Property Law and PRC Security Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the pledgor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. As the new equity pledge was properly registered with SAIC Haidian and thereby became effective, losses incurred by the Company, if any, would be compensated from the proceeds of enforcement of the pledged equity prior to those unsecured debts.

Furthermore, in addition to the equity pledge agreements, Century Friendship, as the new shareholder of the VIE, has executed a call option agreement with the Company. If Century Friendship breaches the any of the principal agreements and thus gives the Company’s right to foreclosure, the Company always has the alternative to exercise its option under the option agreement to designate other nominee shareholders to acquire the equity interest in the VIE.

•	Discuss any negative covenants contained within the equity pledge agreement that address whether the shareholders of the VIE can transfer the assets of the VIE to any entity other than your WFOE.

There are no provisions in the equity pledge agreement that would permit the shareholder of the VIE to transfer the assets of the VIE to any entity other than our WFOEs. According to PRC Company Law, the VIE and the shareholder of the VIE are independent legal entities. The shareholder therefore has no right to transfer the assets of the VIE to other entities directly. The shareholder of the VIE has granted all its voting rights to the WFOEs through the powers of attorney. Considering all these factors as mentioned, the shareholder of the VIE is not able to transfer the assets of the VIE to any other entities without the consent of the WFOEs and prior to the internal approval procedures of the VIE.

4.	Please provide an explanation of the difference between having a voting agreement, and having an unregistered equity pledge agreement that purportedly contains the voting rights as collateral. It appears the company does not currently have voting rights without a voting rights or proxy agreement transferring the voting interests of the entity that holds 100% equity interest in the VIE. Please advise.

The Company acknowledges that the Staff is correct that the Company’s previous equity pledge agreement includes a voting right provision. However, the Company respectfully advises the Staff the voting right provision included in the previous equity pledge agreement provides a separate contractual obligation, rather than collateral. The Company believes there is no significant difference between having a voting agreement and having an equity pledge agreement that contains a voting right provision according to PRC Contract Law. The Company also agrees that it is more straightforward to have a stand-alone voting agreement, rather including the voting right provision in the equity pledge agreement, even though there is no difference in the substance.

The Company further advises the Staff that Century Friendship, the shareholder of the VIE, has executed powers of attorney, which included a proxy of its voting right, on April 23, 2012. Through these powers of attorney, the Company currently has the voting rights with respect to Century Friendship’s 100% equity interest in the VIE.

5.	Taking into consideration both your previously executed equity pledge agreement from 2006 and the recent equity pledge agreement entered into in December 2011, please provide analysis regarding the permissibility of using voting and dividends rights as collateral to secure an equity pledge under PRC law. In your response provide reference to specific PRC regulations and relevant sections permitting these rights as collateral, including but not limited to the appropriate articles of the PRC Property Law and PRC Security Law.

We understand that using dividends as collateral of an equity pledge complies with the PRC law. Dividends are defined as proceeds from the pledged equity and thus can be legal collateral concomitantly according to Article 68 of PRC Security Law and Article 116 and Article 213 of PRC Property Law. However, voting rights shall not be considered as and are actually not used as collateral. As mentioned in the Company’s response to comment 4, we do not think there is significant difference between having a voting agreement and having a voting right provision in the equity pledge agreements.

Risks Related to Doing Business in China, page 17

6.	Taking into consideration the above comments and your corporate structure generally, please discuss in detail whether the new equity pledge agreement, pending registration and related transactions are in compliance with PRC law.

The Company respectfully advises the Staff that the new equity pledge agreements were registered with SAIC Haidian on May 7, 2012, and after consulting with its PRC counsel, the Company believes that the new equity pledge and related transactions are in compliance with PRC law.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 9

The VIE Arrangements, page 15

7.	We note your response to comment five from our letter dated April 2, 2012. You state that through the equity pledge arrangement with the beneficial owner of VIE, the Company has the right (in form or in substance) to: (i) exercise 100% of the voting rights of New Oriental China’s shareholder and (ii) nominate the members of New Oriental China’s board of directors and senior management. Please revise to disclose which contractual agreements transfer the voting and nomination rights that you rely upon as your basis for consolidation and that give you the power to direct the activities of New Oriental China that most significantly impact New Oriental China’s economic performance pursuant to the articles of association of New Oriental China. Please provide us with your proposed, revised disclosures in response to this comment.

The Company proposes to include the following revised disclosure relating to its basis of consolidation under significant accounting policies in note 2 to consolidated financial statements of its future Form 20-F filings:

“Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority owned subsidiaries and its VIE, New Oriental China, and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Through the equity pledge agreements and power of attorney including proxy voting rights with the beneficial owner of VIE, the nominee shareholder of the VIE has granted the Company, or a person designated by the Company, the right to: (i) exercise 100% of the voting rights of New Oriental China’s shareholder and (ii) nominate the members of New Oriental China’s board of directors and senior management. As a result, the Company has the power to direct the activities of New Oriental China that most significantly impact New Oriental China’s economic performance. Through trademark license agreements, new enrollment system development service agreements and website development and use agreements with New Oriental China, the Company has the right to receive substantially all of the economic benefits from New Oriental China.

The Company, through its WFOEs, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive substantially all of the economic benefits of the VIE and its subsidiaries. Accordingly, the Company is considered New Oriental China’s primary beneficiary and has thus consolidated New Oriental China .”

*            *             *            *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at +86 139 11195439 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850. Thank you.

Very truly yours,

/S/ LOUIS HSIEH
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd.

EXHIBIT INDEX

Exhibit I—Form of Equity Pledge Agreement

Exhibit II—Form of Option Agreement

Exhibit III—Form of Power of Attorney

Exhibit I

Form of Equity Pledge Agreement

This Equity Pledge Agreement (“Agreement”) is executed on April 23, 2012 in [Beijing/Shanghai] among:

Party A: [Name of a PRC company], with its registration address at [address];

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

WHEREAS:

(1)	Party A has entered into a series of agreements (“Principal Agreements”) with Party C and Party C’s affiliates respectively;

(2)	Party B holds 100% of the equity interest in Party C and agrees to provide security of pledge over the equity interest for the performance of payment obligations of Party C and its affiliates under the Principal Agreements, and Party A agrees to accept such security of pledge.

NOW, THEREFORE, the Parties agree as follows:

1.	Principal Agreements

All Parties hereto acknowledge and confirm that the Principal Agreements over which the security of pledge is provided hereunder include a series of contracts which have been concluded and become effective among Party A, Party C and Party C’s affiliates, including but not limited to the agreements listed in Appendix I hereto and the agreements to be executed among Party A, Party C and Party C’s affiliates in the future. All Parties confirm that within the term of this Agreement, the Parties shall, at the request of Party A, promptly recognize the agreements executed and terminated among Party A, Party C and Party C’s affiliates as the Principal Agreements and amend Appendix I accordingly.

2.	Pledge

Party B agrees to pledge [—]% of its equity interest in Party C (“Pledged Equity Interest”) to Party A in whole as the security for the performance of all the obligations of Party B, Party C and Party C’s affiliates under the Principal Agreements.

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3.	Amounts of Pledge

The guaranteed rights under this Agreement are all the rights Party A has under the Principal Agreements (whether the rights of dispose, claim, defense and formation), including but not limited to Party C’s equity interest with the registered capital of RMB[—].

4.	Scope of Pledge

The Pledged Equity Interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the Principal Agreements. To clarify, the scope of pledge shall not be limited by the amount of the registered capital stipulated in Article 3.

5.	Term of Pledge

The pledge shall be effective when upon registration with the competent industrial and commercial administrations of Party C and shall be terminated after the Principal Agreements are performed, invalidated or terminated, whichever the latest. During the term of pledge, in the event that Party B, Party C or Party C’s affiliates fail to perform any obligations under the Principal Agreements, or any of the circumstances stipulated in Article 9 occurs, Party A shall have the right to dispose the Pledged Equity Interest in accordance with the Agreement.

6.	Registration

6.1 Party B and Party C undertake to Party A that they shall:

(i) record the pledge on the register of members of Party C and submit the updated register of members to Party A for keeping; and

(ii) register the pledge with competent industrial and commercial administrations and obtain written registration certificates within thirty (30) business days following the execution of this Agreement . During the term of this Agreement, the register of members of Party C shall be kept by Party A or persons designated by Party A, unless Party C or its affiliates need the register of members for the purpose of registration or amendment during the course of business.

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6. 2 Party B and Party C further undertake that, after the execution of this Agreement, with the prior consent of Party A, Party B may increase its capital contribution to Party C, provided that any capital contribution by Party B to Party C shall be subject to this Agreement. Party B and Party C shall immediately amend the register of members of Party C and register the change to the pledge with the competent industrial and commercial administrations pursuant to the provisions in this Article 6.

7.	Party B’s Representations

7.1 Party B is the legal owner of the Pledged Equity Interest.

7.2 Except for the pledge provided herein, Party B has not created any other pledge on the Pledged Equity Interest.

8.	Party B’s Undertakings and Warranties

8.1 Party B undertakes to Party A that in the term of this Agreement, it will:

(a) without Party A’s prior written consent, not transfer the Pledged Equity Interest, or establish or permit the existence of any guaranty on the Pledged Equity Interest, unless otherwise agreed mutually;

(b) comply with all the laws and regulations concerning pledge of rights. Upon receipt of any notice, instruction or suggestion issued or promulgated by competent authorities, Party B shall produce such notice, instruction or suggestion to Party A within 5 days, and comply with them or submit appeals and presentations pursuant to Party A’s reasonable requests or with Party A’s consent.

8.2 Party B agrees that, for the purpose of this Agreement, Party A shall have the right to exercise its pledge right in accordance with the relevant laws without being suspended or interrupted by legal procedures initiated by Party B, its successors, its principals or any other person.

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8.3 Party B undertakes to Party A that, for the purpose of protecting or perfecting the guaranty provided in this Agreement for the payment under the Principal Agreements, Party B will, upon Party A’s request, honestly sign, and urge other persons with interests in the pledge to sign all right certificates, agreements and covenants in connection with the enforcement of this Agreement, and urge other persons with interests to the pledge to take, any action in relation to the enforcement of this Agreement and facilitate Party A’s exercising of its rights under this Agreement.

8.4 Party B undertakes to Party A that, in order to ensure the interests of Party A, Party B will abide by and perform all undertakings, promises, warrants, agreements, representations and conditions. If Party B fails to perform or performs incompletely undertakings, promises, warrants, agreements, representations and conditions, Party B shall indemnify all the losses suffered by Party A as a result.

9.	Exercise of Pledge

9.1 Party A may require that Party B or Party C immediately fulfill all the obligations under the Agreement and the pledge under this Agreement can be exercised immediately if any of the following circumstances, to the extent that are permitted by relevant P.R.C laws and administrative regulations, occurs:

(a) any statement, warranty or representation made by Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements are not in consistency, accurate, true or no longer accurate or true in any aspect; or Party B, Party C or Party C’s affiliates breach or fail to fulfill any obligation or abide by any warranty and undertaking under the Agreement or Principal Agreements; or

(b) any or more of the obligations of Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements is/are deemed as unlawful or void; or

(c) Party B or Party C materially breaches the stipulations regarding its obligations under this Agreement.

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9.2 In the event of the occurrence of any of the said exercise events, Party A may exercise its pledge right by purchasing or designating other parties to purchase the security of pledge at a converted price, or through auction or sale of the security of pledge. Party A may exercise the right of pledge under the agreement and does not need to exercise other guarantees or rights, or carry out other measures or procedures to Party B and/or Party C or any other person.

9.3 Party B and Party C, at the request of Party A, should take all lawful and appropriate actions to guarantee Party A’s exercise of the pledge right. For the purpose of this, Party B and Party C should sign all the documents and materials and carry out all measures and take all actions reasonably required by Party A.

10.	Transfer

10.1 Unless agreed in writing by Party A in advance, Party B shall not have the right to donate or transfer any rights and obligations under this Agreement with the exception of the “Option Agreement” concluded between Party B and New Oriental Education & Technology Group Inc.

10.2 This Agreement shall be binding upon Party B and its successors, and also binding upon Party A, its successors and its assignees.

10.3 Party A may, at any time, assign all or any of its rights and obligations under the Principal Agreements to a designated person (natural or legal), under which circumstance the assignee shall have the rights and obligations Party A has under this Agreement as if it were a Party to this Agreement. Where Party A transfers its rights and obligations under the Principal Agreements, Party B shall, upon Party A’s request, execute agreements and/or documents concerning said transfer.

10.4 Where there is a change to Party A as result of said assignment, both new Parties shall enter into a new equity pledge agreement.

11.	Confidentiality

This Agreement and all its provisions shall be confidential by all not be disclosed to any third party, expectcertain involved senior officers, directors, employees, agents and professional consultants unless the laws require a party to disclose information in connection with this Agreement to the government, public or shareholders, or to file this Agreement with governmental authorities.

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This Article 11 shall survive any amendment, rescission or termination of this Agreement.

12.	Liability for Breach of Contract

A party shall compensate the other parties for all the losses if it fails to perform its obligations under this Agreement or if its representations or warranties under this Agreement prove to be substantially false or incorrect.

13.	Force Majeure

In the event that force majeure affects the performance of this Agreement, the party suffering from the force majeure shall immediately notify the other parties by telegraph, facsimile or other electronical forms and provide the written certificate within fifteen (15) working days. Based the impact of the force majeure on the performance of this Agreement, all the parties shall negotiate and decide whether to terminate this Agreement, partly waive the obligations of performance or delay the performance.

14.	Miscellaneous

14.1 Any dispute arising from the performance of this Agreement shall be settled through friendly negotiation. Disputes that cannot be settled through such negotiation shall be submitted to Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitration shall be final.

14.2 This Agreement shall be effective from the signing day.

14.3 This Agreement is executed in Chinese with three (3) originals, each party holding an original.

(The reminder of this page is intentionally left blank)

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(Signature Page)

Party A: [Name of a PRC company]

Authorized Representative:

Party B: Beijing Century Friendship Education Investment Co., Ltd.

Authorized Representative:

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd.

Authorized Representative:

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Appendix I

List of Principal Agreements

8

Exhibit II

Form of Option Agreement

This Option Agreement (“Agreement”) is executed on April 23, 2012 in [Beijing/Shanghai] among:

Party A: [Name of a PRC company], with its registration address at [address];

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

In respect of Party A’s purchase of the equity interest in Party C held by Party B, the parties hereto through friendly negotiation agree as follows:

1.	Target Equity Interest

1.1	Party A shall have the right to require Party B to transfer of 100% of the equity interest in Party C that it holds (“Target Equity Interest”), in whole or in part, subject to Party A’s specific request, and Party B shall transfer the Target Equity Interest to Party A or to a third party designated by Party A pursuant to Party A’s request under the following circumstances:

(1)	Party A can legally own all or part of the Target Equity Interest under the PRC laws and regulations; or

(2)	Other circumstances under which Party A considers appropriate or necessary.

All the rights of Party A under this Agreement shall be exclusive and irrevocable.

1.2	All the parties agree that Party A shall have the right to exercise its option in whole or in part and to acquire the Target Equity Interest in whole or in part for an unlimited number of times.

1.3	All the parties agree that Party A may designate any third party to acquire the Target Equity Interest in whole or in part. Party B shall not refuse to transfer the Target Equity Interest in whole or in part to such a third party.

1.4	Prior to the transfer of the Target Equity Interest to Party A according to this Agreement, Party B shall not transfer the Target Equity Interest without Party A’s prior written consent.

2.	Procedures

2.1	When signing this Agreement, Party B shall also sign the Equity Interest Transfer Agreement in the form set forth in APPENDIX 1 hereto and submit it to Party A for keeping.

2.2	If Party A decides to acquire the Target Equity Interest pursuant to Article 1.1 hereinabove, it shall send a written notice to Party B which specifies the proportion of the Target Equity Interest to be acquired and identifies the transferee. Party B and Party C shall furnish all materials and documents necessary for the registration of the equity interest transfer within 7 days upon Party A’s notice.

2.3	Except the obligation of giving notice provided in Article 2.2 of this Agreement, there shall be no other precedent or auxiliary conditions or procedures for Party A to exercise its option to purchase the Target Equity Interest.

3.	Transfer Price

3.1	The total transfer price for the Target Equity Interest shall be the lowest price permitted under the PRC laws and regulations at the time of the transfer. If the Target Equity Interest is transferred in installments, the due transfer price for one installment shall be determined in accordance with the proportion of Target Equity Interest under said transfer.

3.2	All the taxes and fees from the transfer of the Target Equity Interest shall be shared by all the parties pursuant to the law.

4.	Appendix

In the event that at the time of the Target Equity Interest transfer, there is a need to modify the format of “Equity Interest Transfer Agreement” set forth in APPENDIX 1 attached hereto pursuant to then effective PRC Laws and administrative regulations, the Parties shall modify the said format in good faith in compliance with PRC Laws and administrative regulations.

The appendix is an integral part of this Agreement and has the same legal effects as the other parts of the Agreement.

5.	Confidentiality

All the articles of this Agreement and the Agreement itself shall be kept confidential by all the Parties and shall not be disclosed to any third party excluding senior officers, directors, employees, agents and professional consultants. If any Party is required by PRC Laws to disclose any information in connection with this Agreement to the government, the public or shareholders, or to file this Agreement with governmental authorities concerned, that Party shall not be subject to this Article.

This Article shall survive any amendment, rescission or termination of this Agreement.

6.	Liability for Breach of Contract

One Party shall be deemed to have breached this Agreement and compensate the other Parties for all losses if it fails to perform any of its obligations under this Agreement or its representations or warrants under this Agreement are proved to be substantially false or incorrect.

7.	Force Majeure

In the event of force majeure influencing the performance of this Agreement, the Party suffering the force majeure shall forthwith notify other Parties in the form of telegraph, facsimile or other electric forms immediately and provide the written certificate concerning force majeure within fifteen (15) working days. According to the extent of the impact of the force majeure on the performance of this Agreement, all Parties shall negotiate and decide whether to rescind the Agreement, partly relieve obligation, or delay the performance of the Agreement.

8.	Miscellaneous

8.1	All the parties hereby confirm that P.R.C laws shall be applicable to the conclusion, performance and interpretation of the agreement. Party B will transfer the equity interests of Party C it holds to Party A or any third party designated by Party A when P.R.C laws permit the said transfer and will comply with the said laws.

8.2	Any dispute arising in the process of performing this Agreement shall be settled through amicable consultations. If the dispute cannot be settled through such consultations, the dispute shall be submitted to arbitration with Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitrator(s) shall be final.

8.3	This Agreement shall be effective on the date of execution.

8.4	This Agreement is executed in Chinese with 3 copies, each of which shall be held by each Party.

(Signature Page)

Party A:             [Name of A PRC company]

Signature:

Party B:              Beijing Century Friendship Education Investment Co., Ltd.

Signature:

Party C:              Beijing New Oriental Education & Technology (Group) Co., Ltd.

Signature:          Yu Minhong

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APPENDIX 1

Equity Interest Transfer Agreement

This Equity Interest Transfer Agreement (“Agreement”) is entered into in Beijing, PRC by:

Transferor: Beijing Century Friendship Education Investment Co., Ltd.

Transferee:

NOW, the Parties agree as follows concerning the equity interest transfer:

1.	The transferor agrees to transfer to the transferee [ %] of equity interest of Beijing New Oriental Education & Technology Group Inc. held by the transferor, and the transferee agrees to accept said equity interest.

2.	After the closing of equity interest transfer, the transferor shall not have any rights and obligations as a shareholder of Beijing New Oriental Education & Technology Group Inc., and the transferee shall have such rights and obligations as a shareholder of Beijing New Oriental Education & Technology Group Inc.

3.	Any matter not covered by this Agreement may be determined by the Parties by way of signing supplementary agreements.

4.	This Agreement shall be effective from the signing day.

5.	This Agreement is executed in four copies, with each party holding one copy. The rest copies are made for the purpose of going through business registration of such change.

Transferor: Beijing Century Friendship Education Investment Co., Ltd.

Signature:

Date:

Transferee:

Authorized Signature:

Date:

Exhibit III

Form of Power of Attorney

We, Beijing Century Friendship Education Investment Co., Ltd, the undersigned shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd. (hereinafter referred to as “New Oriental”), hereby authorize [Name of a PRC company], Ltd. (hereinafter referred to as “[—]”) as our proxy to exercise shareholder’s right representing [—]% of New Oriental’s voting shares as it may deem appropriate or necessary.

Beijing Century Friendship Education Investment Co., Ltd

Signature:

April 23, 2012